Exhibit (10)(b)

[letterhead of Ropes & Gray,
One International Place,
Boston, Massachusetts 02110]


                                   May 31, 2000


State Street Research Growth Trust
One Financial Center
Boston, MA  02111-2690

Ladies and Gentlemen:

         You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value ("Shares"), of each of your State Street Research Concentrated International Fund series and State Street Research Technology Fund series (each such series, a "Series").

         We have examined executed copies of your Master Trust Agreement dated February 7, 1989 and your First Amended and Restated Master Trust Agreement dated February 5, 1993, including Amendments No. 1, 2 and 3 thereto (the "Declaration of Trust"), in each case on file in the office of the Secretary of State of The Commonwealth of Massachusetts. We are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares of each Series. We have also examined a copy of your By-Laws and such other documents as we have deemed necessary for the purpose of this opinion.

         Based on the foregoing, we are of the opinion that:

         1. The beneficial interest of each Series is divided into an unlimited number of Shares.

         2. The issue and sale of the authorized but unissued Shares of each Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt by State Street Research Growth Trust (the "Trust") of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

State Street Research Growth Trust             -2-                  May 31, 2000


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder held personally liable solely by reason of his or her being or having been a shareholder of that series. Thus, the risk of a shareholder incurring financial loss on account of being such a shareholder is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-lA (File No. 33-55024) relating to such offering and sale.

                                                     Very truly yours,

                                                     /s/ Ropes & Gray

                                                     Ropes & Gray